Exhibit 12.1

YUM! Brands, Inc.

Ratio of Earnings to Fixed Charges Years Ended 2006-2002

(in millions except ratio amounts)

	52 weeks	53 weeks	52 weeks
	2006	2005	2004	2003	2002
Earnings:
Pretax income from continuing operations before cumulative effect of accounting changes	$1,108	$1,026	$1,026	$886	$858

50% or less owned Affiliates’ interests, net	(12)	(8)	2	1	(7)

Interest expense	172	148	145	185	180

Interest portion of net rent expense	209	179	164	147	111

Earnings available for fixed charges	$1,477	$1,345	$1,337	$1,219	$1,142
Fixed Charges:
Interest expense	$174	$148	$146	$185	$180

Interest portion of net rent expense	209	179	164	147	111

Total fixed charges	$383	$327	$310	$332	$291

Ratio of earnings to fixed charges	3.86	4.11	4.31	3.67	3.92